Exhibit 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
STRONG THIRD QUARTER 2008 RESULTS
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, October 29, 2008 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that net income for the three months ended September 30, 2008 was $174 million or $0.44 per diluted share, compared to $3 million or nil per diluted share during the same period in 2007. The current period includes a $127 million net gain or $0.32 per share on the sale of a 50% interest in one property in Toronto, while the prior period included a $5 million net gain or $0.01 per share on the sale of two properties. The current period also includes a one-time net cost of $8 million or $0.02 per share as a result of the impact of the damage caused by Hurricane Ike. The prior period also included one-time transaction costs of $35 million or $0.09 per diluted share.
Funds from operations (“FFO”) was $152 million or $0.38 per diluted share for the three months ended September 30, 2008 compared with $146 million or $0.36 per diluted share during the same period in 2007. Excluding the impact of Hurricane Ike, FFO was $160 million or $0.40 per share.
Comparable commercial property net operating income for the third quarter of 2008 was $341 million, compared to $324 million during the third quarter of 2007. This excludes the impact of damage from Hurricane Ike which otherwise reduced commercial property net operating income to $328 million. Residential operations were stable and contributed $45 million of net operating income, compared with $43 million during the same period in 2007.
During the third quarter, Brookfield Properties leased 1.9 million square feet of space in its managed portfolio at an average net rent of $28.42 per square foot, which represents a 22% improvement over the average in-place net rent at the beginning of the quarter. The company’s managed-portfolio occupancy rate finished the quarter at 96.0%.
HIGHLIGHTS OF THE THIRD QUARTER
Completed a number of financings, including:
•	Renewed $300 million corporate revolving credit facility with Brookfield Asset Management Inc. into 2010;

•	Completed a bridge facility of C$300 million on Petro Canada Centre, Calgary, subsequent to the third quarter for a one year term, raising net proceeds of C$25 million at ownership. With the recent signing of a one million square foot lease, this asset will be permanently financed in 2009; and

•	Extended or refinanced a further $155 million through 2009 and beyond, including a 12-year, 6.24% fixed rate refinancing of 22 Front Street, Toronto.
Closed on the disposition of a 50% interest in TD Canada Trust Tower for gross proceeds of C$425 million and a net gain of $127 million. The 51-story, 1.1-million-square-foot tower is part of the company’s 2.6-million-square-foot Brookfield Place office and retail complex in Toronto’s financial district.
Sustained net $8 million of non-recoverable property losses to Houston assets from Hurricane Ike.  Losses resulted  from wind and water damage from compromised roofs and windows, and other associated collateral damage. Permanent or temporary clean-up and repairs have been completed. All properties have been reopened and are functioning normally.
Repurchased 1.269 million common shares during the quarter for a total of $22.3 million at an average price of $17.59 per share. Subsequent to the quarter, the company acquired a further 200,000 shares at an average price of $13.97. Since the inception of the company’s normal course issuer bid in 1999, Brookfield Properties has invested $457.2 million, acquiring 38.2 million common shares at an average price of $11.96.
Advanced developments under construction:
•	Bay Adelaide Centre, Toronto, was topped off on September 23; the project remains on schedule for Q3 2009 completion and is 72% leased;

•	Bankers Court, Calgary, which is 100% leased, was topped off on September 5. Curtain wall installation is nearing completion;

•	Two Reston Crescent, Virginia, received its Certificate of Occupancy subsequent to the third quarter;

•	77 K Street, Washington, DC, was completed in the third quarter;

•	1225 Connecticut Ave., Washington, DC, curtain wall was completed and mechanical equipment and electrical switchboards installed; substantial completion is expected in the fourth quarter 2008; and

•	Manhattan West, New York, continued early works on the railroad track bed in preparation for caisson installation.
Leased 1.9 million square feet of space. New leases represent 28% of the total while renewals represent the remaining 72%. Third quarter leasing highlights include:
Calgary – 1.1 million square feet
-	One-million-square-foot extension and expansion for 15 years with Petro-Canada at Petro-Canada Centre

-	New 78,000-square-foot lease for ten years with Petrobank Energy at Petro-Canada Centre

Toronto – 247,000 square feet
-	New 99,000-square-foot lease for ten years with Citco at Hudson’s Bay Centre
Minneapolis – 140,000 square feet
-	119,000-square-foot renewal for four years with Neiman Marcus at Gaviidae Common
Houston – 122,000 square feet
-	49,000-square-foot expansion for 11 years with Devon Energy at Three Allen Center
OUTLOOK
“With a well-leased portfolio and low near-term lease rollover exposure, Brookfield Properties is strongly positioned to maintain steady financial performance through the economic downturn. At the same time, we are working to generate additional liquidity in order to take advantage of opportunities that will undoubtedly arise in this market,” stated Ric Clark, President & CEO of Brookfield Properties Corporation.
* * *

Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. Brookfield Properties defines FFO as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by securities laws.

Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.14 per share payable on December 31, 2008 to shareholders of record at the close of business on December 1, 2008. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on December 31, 2008 to shareholders of record at the close of business on December 15, 2008.
Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2008 third quarter results on Wednesday, October 29, 2008 at 11:00 a.m. Eastern time. Scheduled speakers are Ric Clark, president and chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.
To participate in the conference call, please dial 800.374.0199, pass code 65764345 five minutes prior to the scheduled start of the call. A replay of this call can be accessed through November 29, 2008 by dialing 800.642.1687, pass code 65764345. A webcast of the call will be available at www.brookfieldproperties.com for 30 days.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package before the market open on October 29, 2008 at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.
Brookfield Properties Profile
One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties in major U.S. and Canadian cities. The portfolio is comprised of interests in 108 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company also holds interests in 17 million square feet of high-quality, centrally located development and redevelopment properties in its major markets. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com

CONSOLIDATED BALANCE SHEET

(US Millions)	September 30, 2008	December 31, 2007

Assets
Commercial properties	$15,452	$15,889
Commercial development	1,231	1,172
Residential development	1,285	1,228
Receivables and other	997	1,056
Intangible assets	690	759
Restricted cash and deposits	125	151
Cash and cash equivalents	220	214
Assets related to discontinued operations (i)	129	4

	$20,129	$20,473

Liabilities
Commercial property debt	$11,801	$12,125
Accounts payable and other liabilities	1,303	1,357
Intangible liabilities	753	834
Future income tax liability	692	600
Liabilities related to discontinued operations (ii)	115	3
Capital securities – corporate	996	1,053
Capital securities – fund subsidiaries	764	762
Non-controlling interests – fund subsidiaries	186	193
Non-controlling interests – other subsidiaries	73	86
Preferred equity – subsidiaries	359	382

Shareholders’ equity
Preferred equity – corporate	45	45
Common equity	3,042	3,033

	$20,129	$20,473

(i)	Includes $125 million of commercial properties and $4 million of other assets associated with discontinued operations at September 30, 2008 (December 31, 2007 — $3 million and $1 million, respectively).

(ii)	Includes commercial property debt of $108 and $7 million of other liabilities associated with discontinued operations at September 30, 2008 (December 31, 2007 – nil and $3 million, respectively).

CONSOLIDATED STATEMENT OF INCOME

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions, except per share amounts)	2008	2007	2008	2007

Total revenue	$718	$691	$2,092	$2,021

Net operating income
Commercial property operations	$328	$324	$1,016	$948
Residential development operations	45	43	98	157
Interest and other	14	13	40	32

	387	380	1,154	1,137
Expenses
Interest
Commercial property debt	163	173	480	511
Capital securities — corporate	15	15	45	46
Capital securities – fund subsidiaries	(5)	(8)	(17)	(22)
General and administrative	25	23	84	76
Transaction costs	—	35	—	42
Non-controlling interests
Fund subsidiaries	(10)	(12)	(15)	(53)
Other subsidiaries	4	6	16	16
Depreciation and amortization	130	133	403	390
Future income taxes	20	19	50	65

Net income from continuing operations	$45	$(4)	$108	$66

Discontinued operations	129	7	134	69
Net income	$174	$3	$242	$135

Net income per share — diluted
Continuing operations	$0.11	$(0.02)	$0.27	$0.16
Discontinued operations	0.33	0.02	0.34	0.17

	$0.44	$—	$0.61	$0.33

Funds from operations per share — diluted
Prior to discontinued operations and property disposition gains	$0.38	$0.34	$1.08	$1.06
Discontinued operations	—	0.02	0.02	0.04
Property disposition gains	0.41	0.02	0.41	0.19

	$0.79	$0.38	$1.51	$1.29

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	2008	2007	2008	2007

Net income	$174	$3	$242	$135
Add (deduct) non-cash and extraordinary items Depreciation and amortization	130	133	403	390
Future income taxes	20	19	50	65
Transaction costs	—	35	—	42
Discontinued operations	(127)	(1)	(125)	(50)
Non-controlling interests in above items	(45)	(43)	(135)	(140)

Funds from operations	$152	$146	$435	$442

FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions, except per share amounts)	2008	2007	2008	2007

Funds from operations	$152	$146	$435	$442
Preferred share dividends	(1)	(2)	(2)	(3)

Funds available to common shareholders	151	144	433	439
Weighted average shares outstanding	393.9	398.7	394.4	400.0

Funds from operations per share	$0.38	$0.36	$1.10	$1.10

DISCONTINUED OPERATIONS

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	2008	2007	2008	2007

Property disposition gains	$164	$7	$164	$116
Revenue from discontinued operations	7	18	35	56
Operating expenses	(4)	(7)	(16)	(23)

	167	18	183	149
Interest expense	(1)	(5)	(10)	(14)

Funds from discontinued operations and gains	166	13	173	135
Depreciation and amortization	—	(4)	(2)	(6)
Non-controlling interests	—	—	—	(31)
Future income taxes	(37)	(2)	(37)	(29)

Discontinued operations	$129	$7	$134	$69

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	2008	2007	2008	2007

Revenue from continuing operations (i)	$566	$538	$1,700	$1,560
Operating expenses	(238)	(214)	(684)	(612)

Net operating income	$328	$324	$1,016	$948

(i)	Including fee income
RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	2008	2007	2008	2007

Revenue	$138	$140	$352	$429
Operating expenses	(93)	(97)	(254)	(272)

Net operating income	$45	$43	$98	$157

INTEREST EXPENSE — CAPITAL SECURITIES — FUND SUBSIDIARIES

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	2008	2007	2008	2007

Interest on debt securities	$6	$6	$19	$19
Interest on redeemable equity interests	8	7	28	23

	14	13	47	42
Non-cash component	(19)	(21)	(64)	(64)

Total interest expense — capital securities — fund subsidiaries	$(5)	$(8)	$(17)	$(22)

NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	2008	2007	2008	2007

Non-controlling interest	$16	$12	$56	$57
Non-cash component	(26)	(24)	(71)	(110)

Total non-controlling interests — fund subsidiaries	$(10)	$(12)	$(15)	$(53)